Exhibit 12.1

CPI INTERNATIONAL HOLDING CORP.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor	Predecessor
	Period February 11 to	Period October 2, 2010 to	Year Ended
	September 30, 2011	February 10, 2011	October 1, 2010	October 2, 2009	October 3, 2008	September 28, 2007
Earnings calculation:
Income before taxes	$(8,549)	$(3,747)	$12,361	$23,248	$31,253	$34,251
Add Back: Fixed Charges	18,305	6,118	16,046	17,846	19,888	21,572
Calculated Earnings	$9,756	$2,371	$28,407	$41,094	$51,141	$55,823

Fixed charges calculation (a)
Interest expense (b)	$17,708	$5,788	$15,213	$16,979	$19,055	$20,939
Interest expense portion of rental expense	597	330	833	867	833	633
	$18,305	$6,118	$16,046	$17,846	$19,888	$21,572
Ratio: Earnings / Fixed charges (c)	-	-	1.77	2.30	2.57	2.59

Interest expense portion of rental expense:
Rental expense	1,791	990	2,500	2,600	2,500	1,900
Estimated Interest Cost	33%	33%	33%	33%	33%	33%
Calculated total	597	330	833	867	833	633

(a)	Fixed charges exclude capitalized interest; capitalized interest is zero.
(b)	Includes normal debt issue amortization costs, but does not include gain or loss on debt extinguishment.
(c)	For the periods February 11, 2011 to September 30, 2011 and October 2, 2010 to February 10, 2011, earnings were not sufficient to cover fixed charges by $8,500 and $3,700, respectively.